UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Adeptus Health Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

006855100

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 006855100		13G

1.	Name of Reporting Persons: Covert Family Limited Partnership

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 1,447,778

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 1,447,778

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,447,778

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 9.2%

12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 006855100		13G

1.	Name of Reporting Persons: Covert Operations, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 1,447,778

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 1,447,778

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,447,778

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 9.2%

12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 006855100		13G

1.	Name of Reporting Persons: Richard Covert

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 1,450,295

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 1,450,295

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,450,295

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 9.2%

12.	Type of Reporting Person (See Instructions): IN

STATEMENT ON SCHEDULE 13G

This is Amendment Number 1 to the Statement on Schedule 13G filed on February 17, 2015.

Item 1.
(a).	Name of Issuer: Adeptus Health Inc. (the “Company”)
(b).	Address of Issuer’s Principal Executive Offices: 2941 Lake Vista, Lewisville, Texas 75067

Item 2(a).	Name of Person Filing:
Item 2(b).	Address of Principal Business Office:
Item 2(c).

Citizenship:

(i) Covert Family Limited Partnership, a Delaware limited partnership
(ii) Covert Operations, LLC, a Delaware limited liability company
(iii) Richard Covert, a United States citizen

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  The Reporting Persons have entered into a Joint Filing Agreement, dated February 17, 2015, a copy of which is attached as Exhibit A to the Statement on Schedule 13G filed on February 17, 2015, pursuant to which the Reporting Persons agreed to file this Statement on Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

The address of each of the Reporting Persons is c/o Adeptus Health Inc., 2941 Lake Vista, Lewisville, Texas 75067

Item 2(d).	Title of Class of Securities: Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”)
Item 2(e).	CUSIP Number: 006855100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.
(a)

Amount beneficially owned:

The ownership percentages set forth below calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (“Rule 13d-3”), are based on 14,257,599 shares of Class A Common Stock outstanding as of October 26, 2015, as reported in the Form 10-Q of the Issuer, filed with the Securities and Exchange Commission on October 30, 2015, plus the number of shares of Class A Common Stock that may be received upon exchange of limited liability company units of Adeptus Health LLC (“Units of Adeptus Health LLC”)

beneficially owned by the Reporting Person.

As of December 31, 2015, the Covert Family Limited Partnership beneficially owns 1,447,778 shares of Class A Common Stock (based on the number of shares of Class A Common Stock that may be received in exchange of Units of Adeptus Health LLC held by the Covert Family Limited Partnership), which represents 9.2% of the total number of shares of Class A Common Stock outstanding calculated pursuant to Rule 13d-3.

As of December 31, 2015, Covert Operations, LLC, as the general partner of the Covert Family Limited Partnership, may be deemed to beneficially own 1,447,778 shares of Class A Common Stock (based on the number of shares of Class A Common Stock that may be received in exchange of Units of Adeptus Health LLC held by the Covert Family Limited Partnership), which represents 9.2% of the total number of shares of Class A Common Stock outstanding calculated pursuant to Rule 13d-3.

As of December 31, 2015, Richard Covert, individually and as manager of Covert Operations, LLC, may be deemed to beneficially own 1,450,295 shares of Class A Common Stock (based on the number of shares of Class A Common Stock held directly and the number of shares of Class A Common Stock that may be received in exchange of Units of Adeptus Health LLC held by the Covert Family Limited Partnership), which represents 9.2% of the total number of shares of Class A Common Stock outstanding calculated pursuant to Rule 13d-3.

On a fully diluted basis, the Reporting Persons may be deemed, in the aggregate, to be the beneficial owners of 7.0% of the outstanding Class A Common Stock, based on 14,257,599 shares of Class A Common Stock and 6,510,738 shares of Class B common stock, par value $0.01 per share, and an equal number of Units of Adeptus Health LLC outstanding as of October 26, 2015.

(b)	Percent of class: See Item 4(a) above.
(c)	Number of shares as to which the reporting person has:
	(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page
	(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page
	(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page
	(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2016

COVERT FAMILY LIMITED PARTNERSHIP

By:	Covert Operations, LLC, its general partner

By:	/s/ Richard Covert
Name: Richard Covert
Title: Manager

COVERT OPERATIONS, LLC

By:	/s/ Richard Covert
Name: Richard Covert
Title: Manager

RICHARD COVERT

/s/ Richard Covert

EXHIBIT LIST

Exhibit A                                                   Joint Filing Agreement, dated as of February 17, 2015, by and among the Reporting Persons (filed as Exhibit A to the Schedule 13G filed on February 17, 2015 and incorporated herein by reference).